FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 31, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES NETVISION MERGER TRANSACTION COMPLETED

NETANYA, Israel, August 31, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that following previous reports regarding the merger transaction between the Company, a wholly-owned subsidiary of the Company and Netvision, on August 31, 2011 the merger transaction was completed. The merger consideration in the total amount of NIS 1,570,409,980 (approximately NIS 49.68 per one Netvision share; or approximately $13.91 per one Netvision share based on NIS/$ exchange ratio of NIS 3.5720 per one $ as of August 30, 2011) was transferred by the Company for the benefit of the shareholders of Netvision as of August 31, 2011. The merger consideration includes an interest at an effective rate of five percent (5%) per year, calculated based on actual days elapsed from April 1, 2011 and until the completion of the transaction, in accordance with the terms of the merger agreement. Effective as of August 31, 2011 all the outstanding shares of Netvision were transferred to the Company and Netvision became a private company wholly owned by the Company.

For details on the proposed merger transaction with Netvision see the Company's current reports on Form 6-K filed on June 16, 2011 and July 28, 2011 under "Item 3 – Approval of merger between the Company's subsidiary and Netvision Ltd.", and on August 8, 2011 under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period – Netvision" and the Company's current report on Form 6-K filed on August 29 regarding the closing date.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.366 million subscribers (as at June 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 31, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel